SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

_X_ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2001

OR

___ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Transition period from_____________ to _____________

Commission File No. 1-7819

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN

(Full Title of Plan)

ANALOG DEVICES, INC.

(Name of issuer of the securities held pursuant to the plan)

One Technology Way
Norwood, Massachusetts 02062-9106

(Address of principal executive offices)

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

Financial Statements

- Audited Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000.
- Audited Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000.

Exhibits

- Consent of Ernst & Young LLP, filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
(the Plan)

by: ______________________________
Joseph E. McDonough
Vice President-Finance and
Chief Financial Officer of
Analog Devices, Inc. and
Member of The Investment
Partnership Plan
Administration Committee

June 10, 2002

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2001 and 2000

with

REPORT OF, ERNST & YOUNG LLP, INDEPENDENT AUDITORS

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of, Ernst & Young LLP, Independent Auditors

The Administration Committee
Analog Devices, Inc.
The Investment Partnership Plan

We have audited the accompanying statements of net assets available for benefits of Analog Devices, Inc. The Investment Partnership Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

May 2, 2002

Ernst & Young LLP

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2001 and 2000

ASSETS	2001	2000
Investments, at fair value	$ 596,540,422	$ 629,024,023
Accrued interest and dividends	691,336	700,658
Contributions receivable	980,836	941,347
Participant loans receivable	9,150,870	9,045,640
Net assets available for benefits	$ 607,363,464	$ 639,711,668

See accompanying notes.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2001 and 2000

	2001	2000
Investment income:		
Interest income	$ 616,776	$ 600,436
Change in net unrealized/realized depreciation	(68,287,918)	(27,432,808)
Dividend income and capital gains distributions	11,408,039	24,683,877
Net investment loss	(56,263,103)	(2,148,495)
Contributions:		
Employer	20,125,821	20,880,716
Employee	25,609,433	27,033,277
Total contributions	45,735,254	47,913,993
Participant withdrawals	(21,820,355)	(37,040,288)
Net (decrease) increase in net assets available for benefits	(32,348,204)	8,725,210
Net assets available for benefits at beginning of year	639,711,668	630,986,458
Net assets available for benefits at end of year	$ 607,363,464	$ 639,711,668

See accompanying notes.

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2001 and 2000

A. Description of Plan

The following description of the Analog Devices, Inc. (the "Company") The Investment Partnership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. *General.* The Plan is a contributory defined contribution plan sponsored and administered by the Company. It is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").

2. *Eligibility.* Domestic employees of the Company are eligible to participate in the Plan on the first pay-period of the month following 30 days of service. The Company contributions are effective on the first day of a calendar quarter following one year of service. For eligibility purposes, a year of service is a 12-month period during which an employee completes at least 1,000 hours of service.

3. *Contributions.* The Company makes an annual basic contribution to the Plan equal to 5% of each participant's total eligible compensation. The Internal Revenue Service defined total eligible compensation as an amount not to exceed $170,000 for 2001 and 2000. For 2002, this amount will increase to $200,000. The Company also matches each participant's pre-tax contribution, if any, by contributing an amount not to exceed 3% (for all participants, except those eligible to participate in the Deferred Compensation Plan) of such participant's total eligible compensation. Prior to January 1, 2002, a participant may voluntarily contribute to the Plan up to 12% of his or her pre-tax total eligible compensation, (50% effective January 1, 2002); however, pre-tax contributions could not exceed $10,500 in 2001 and 2000. This amount will increase to $11,000 for 2002.

Company contributions, participants' pre-tax contributions and the net investment income related to all contributions are excluded from the participants' income for federal income tax purposes until such amounts are withdrawn or distributed.

4. *Investment Options.* The investment options of the Plan are listed below.

Income Fund
Fidelity Equity Income Fund
Fidelity Magellan Fund
Fidelity Growth Company Fund
Analog Devices, Inc. Common Stock Fund
Fidelity U.S. Bond Index Fund
Fidelity Growth & Income Portfolio
Fidelity U.S. Equity Index Commingled Pool

Fidelity Low-Priced Stock Fund
Templeton Foreign Fund I
Fidelity Freedom Income Fund
Fidelity Freedom 2000 Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2040 Fund

Additionally, participants have the option to invest vested assets in Fidelity and non-Fidelity funds, which are not offered in the Plan, through a self-directed brokerage service that allows participants access to a wide variety of stocks, bonds, short-term securities and mutual funds.

5. *Vesting*. Employee contributions are immediately 100% vested and nonforfeitable at the time they are deducted from the participants' compensation. Investment income on employee contributions vests as earned. Company contributions (both matching and basic) and investment earnings thereon become fully vested upon the first to occur of (i) completion of five years of service with the Company, (ii) after reaching age 65 or (iii) upon death or permanent disability while employed by the Company. Effective January 1, 2002, Company match and investment earnings thereon will become vested after three years of service.

6. *Benefits*. Upon normal retirement at age 65, death, permanent disability or termination of employment, the participant's vested benefits are paid to the participant or his or her beneficiary, at the election of the participant, either in a lump sum or in monthly installments over a period of up to ten years. A participant may elect to defer payment of his or her account until he or she attains age 70 1/2. However, if a participant's vested benefits are less than $5,000 for 2001 and 2000, upon termination of employment, distribution will be made in the form of a lump-sum payment within one year following termination of employment. Participants may request an in-service withdrawal for any reason after he or she attains age 59 1/2.

7. *Loans*. Participants may borrow the lesser of 50% of their vested account balance or $50,000, as defined by the Plan. Participants repay loans plus interest to their accounts through payroll deductions generally over a five-year period unless for the purchase of a primary residence, in which case the repayment period may be extended up to twenty years. The interest rate on loans, which is announced quarterly, is tied to the interest rate of Treasury Bonds with 3- and 10-year maturities. Once determined, the interest rate is fixed for the duration of the loan.

8. *Accounting.* A separate account is maintained for each participant. Account balances are adjusted periodically for employee and matching employer contributions, withdrawals and a pro rata share of net investment income. Forfeitures that arise when participants terminate employment with the Company prior to vesting are used to offset future Company contributions and administrative expenses of the Plan. If an employee who had terminated after December 31, 1984 returns to the employment of the Company within five years, any amount that had been forfeited will be reinstated by the Company.

All transactions of the Plan (including contributions, withdrawals and exchanges) have been accounted for and reported using units as well as dollars. Net investment earnings in each fund are allocated based on the proportion of units in each participant's account, except for the Self-Directed Brokerage Service, whereby earnings are recorded on a transaction specific basis.

9. *Investment allocation.* The vested and nonvested share of a participant's account balance is invested in one or more of the funds depending upon the allocation instructions of the participant. In the absence of such allocation instructions, all amounts accruing to the participant are invested in the Income Fund.

10. *Continuation of the Plan.* While the Company has not expressed any intent to terminate the Plan or suspend contributions, it is free to do so at any time. In the event of such termination or suspension, each participant would have a nonforfeitable right to all monies in his or her account.

B. Summary of Significant Accounting Policies

1. *Basis of presentation.* The accompanying financial statements have been prepared on an accrual basis of accounting.

2. *Investments.* Investments are valued at quoted market prices. Participant loans are valued at their outstanding carrying balance, which approximates fair value.

3. *Contributions.* Contributions from employees are recorded when the Company makes payroll deductions from plan participants. Employer contributions are accrued at the end of the period in which they become obligations of the Company based upon the terms of the Plan.

4. *Investment income.* Net investment income consists of interest income, dividends and capital gains distributions from the money market and mutual funds, realized gains or losses on sales of investments and the change in net unrealized appreciation (depreciation) between the cost and market value of investments at the beginning and end of the accounting period.

All interest, dividends and capital gains distributions are reinvested in the respective funds and are recorded as earned on an accrual basis.

Interest, dividends, capital gains distributions and unrealized appreciation (depreciation) have been allocated to participants based upon the proportion that each participant's share in a fund bears to the total in that fund, except for the Self-Directed Brokerage Service, whereby investment income is recorded on a transaction specific basis (see Note A).

5. *Income tax status.* The Internal Revenue Service has determined and informed the Company by letter dated March 14, 1995, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Committee and Trustees believe that the Plan as amended, continues to qualify as a tax-exempt defined contribution plan, and the Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. *Administrative expenses.* For the years ended December 31, 2001 and 2000, the Company elected to pay the administrative expenses of the Plan.

7. *Use of Estimates.* The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

C. Trustee and Plan Recordkeeper

Fidelity Management Trust Company and Fidelity Institutional Retirement Services Company serve as trustee and recordkeeper, respectively, to the Plan.

D. Investments

The following investments represent 5 percent or more of the Plan's net assets.

	December 31, 2001	*December 31,* 2000
Analog Devices, Inc. Common Stock	$ 187,117,078	$ 220,172,026
Fidelity Institutional Cash Portfolios-U.S. Government Portfolio	115,918,390	97,812,429
Fidelity Magellan Fund	58,630,924	66,146,589
Fidelity Growth Company Fund	41,020,331	53,242,660
Fidelity Equity Income Fund	36,573,775	39,502,744
Fidelity Institutional Cash Portfolios-Money Market Portfolio	30,914,174	-

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	Year Ended December 31, 2001	*Year Ended December 31,* 2000
Common stock	$ (22,120,072)	$ 31,850,380
Mutual funds	(46,167,846)	(59,283,188)
Investment (depreciation) appreciation	$ (68,287,918)	$ (27,432,808)

ANALOG DEVICES, INC.

THE INVESTMENT PARTNERSHIP PLAN

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2001

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
EIN NO: 04-2348234 PLAN NO: 003
SCHED. H-LN 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2001

	Shares	Current Value
Description of Investment:		
Fidelity [1] Institutional Cash Portfolios - U.S. Government Portfolio	115,918,390	$ 115,918,390
Fidelity [1] Institutional Cash Portfolios - Money Market Portfolio	30,914,174	30,914,174
Fidelity [1] Equity Income Fund	749,924	36,573,775
Fidelity [1] Magellan Fund	562,569	58,630,924
Fidelity [1] Growth Company Fund	770,769	41,020,331
Analog Devices, Inc. [1] Common Stock	4,215,298	187,117,078
Fidelity [1] U.S. Bond Index Portfolio	1,293,054	13,964,985
Fidelity [1] Growth & Income Portfolio	283,634	10,602,256
Fidelity [1] U.S. Equity Index Commingled Pool	216,646	7,311,796
Fidelity [1] Low-Priced Stock Fund	451,911	12,391,399
Templeton Foreign Fund I	664,764	6,149,064
Fidelity [1] Freedom Income Fund	199,132	2,176,511
Fidelity [1] Freedom 2000 Fund	229,000	2,638,085
Fidelity [1] Freedom 2010 Fund	582,355	7,343,491
Fidelity [1] Freedom 2020 Fund	374,978	4,717,223
Fidelity [1] Freedom 2030 Fund	719,586	9,038,002
Fidelity [1] Freedom 2040 Fund	41,380	305,797
Participants Self-Directed Brokerage Accounts		49,727,141
		$ 596,540,422
Participant Loans Receivable [1] [2]		$ 9,150,870

[1] Indicates party-in-interest to the Plan.

[2] The loan account at December 31, 2001 bears interest at rates ranging from 6.0% to 11.96% with terms ranging from 1 to 20 years.

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-2502, 2-95495, 33-43128, and 333-08493) pertaining to the Analog Devices, Inc. The Investment Partnership Plan of our report dated May 2, 2002, with respect to the financial statements and schedule of the Analog Devices Inc. The Investment Partnership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

ERNST & YOUNG LLP

Ernst & Young LLP

Boston, Massachusetts
June 10, 2002